                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        GENESIS HEALTH VENTURES, INC.
         ..............................................................
                                (Name of issuer)

  Series G Cumulative Converstible Preferred Stock, par value $.01 per share
 ................................................................................
                         (Title of class of securities)

                                   37191220
                  ............................................
                                 (CUSIP number)

                                R. Jeffrey Bixler
                       Vice President and General Counsel
                              HCR Manor Care, Inc.
                             333 North Summit Street
                                 P. O. Box 10086
                             Toledo, Ohio 43699-0086

                                 (419) 252-5500

 ................................................................................
      (Name, address and telephone number of person authorized to receive notices and communications)

                               August 28, 1998
 ...............................................................................
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages).
                              Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP NO.                                                     PAGE   OF   PAGES
          ---------                     ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ManorCare, Inc.                                       IRS ID No. 52-1200376
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,879,652
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,879,652
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,879,652
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP NO.                                                     PAGE   OF   PAGES
          ---------                     ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    HCR ManorCare, Inc.                                   IRS ID No. 34-1687107
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,879,652
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,879,652
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,879,652
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 3 of 11 Pages

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock, par value $.02 per share (the "Common Stock") of Genesis Health Ventures, Inc. (the "Issuer"). The Issuer is a Pennsylvania corporation with its principal executive offices located at 101 East State Street, Kennett Square, Pennsylvania 19348.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement on Schedule 13D is being filed with respect to the Common Stock by each of HCR Manor Care, Inc. a Delaware corporation ("HCR"), and its wholly owned subsidiary Manor Care, Inc., a Delaware corporation ("Manor Care" and, together with HCR, the "Filing Persons") pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

                  The principal place of business of each Filing Person is 333 North Summit Street, P. O. Box 10086, Toledo, Ohio 43699-0086. Each Filing Person is a provider of a range of health care services, including long-term care, subacute medical care, rehabilitation therapy, home health care, pharmacy services and management services for subacute care, rehabilitation therapy, vision care and eye surgery. Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of each Filing Person, as of the date hereof.

                  During the last five years, neither Filing Person, nor, to the knowledge of either Filing Person, any person named in Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

                  See Item 4 below.

ITEM 4.           PURPOSE OF TRANSACTION.

                  (a) - (j) On August 28, 1998, Vitalink Pharmacy Services, Inc. ("Vitalink") merged with and into V Acquisition corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer ("V Acquisition"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 26, 1998, among the Issuer, V Acquisition and Vitalink. In the merger, each Vitalink shareholder received for each of its shares of Vitalink common stock $22.50 in cash or 0.045 shares of Series G Cumulative Preferred stock, par value $.01 per share (the Preferred Stock"), of the Issuer. Manor Care owned approximately 50% of the outstanding stock of Vitalink and agreed to exchange all of its Vitalink shares for Preferred Stock. Upon consummation of the merger, Manor Care acquired 586,240 shares of Preferred Stock of the Issuer, which shares are convertible into and, prior to their conversion, have the voting rights of 7,879,652 shares of Common Stock of the Issuer.

                  Pursuant to the Merger Agreement, shares of common stock in Vitalink held by Manor Care were converted into 586,240 shares of Preferred Stock of the Issuer, which shares are convertible into and have the voting rights of 7,879,652 shares of Common Stock of the Issuer. Except as set forth herein, no Filing Person currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Filing Persons reserve the right to develop such plans).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (b) Manor Care is the direct record owner of 586,240 shares of Preferred Stock. Each share of Preferred Stock is convertible into, and prior to its conversion, votes as 13.441 shares of Common Stock. Based




                               Page 4 of 11 Pages
upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission (the "SEC"), Manor Care's Preferred Shares are convertible into and vote as approximately 18.3% of the outstanding shares of Common Stock of the Issuer, assuming conversion of the Preferred Shares.

                  HCR (acting through its wholly owned subsidiary Manor Care) indirectly has sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Preferred Stock directly owned by Manor Care. As a result, HCR may be deemed to beneficially own the shares of Preferred Stock directly owned by Manor Care.

                  To the knowledge of the Filing Persons, no shares of Preferred Stock are beneficially owned by any of the persons named in Schedule A.

                  (c) Except as described in item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Filing Persons or any executive officer or director of the Filing Person, during the last 60 days.

                  (d)      N/A

                  (e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit           Description

1. Joint Filing Agreement dated March 26, 1999, by and between HCR Manor Care, Inc. and Manor Care, Inc.

2. Agreement and Plan of Merger, dated as of April 26, 1998 by and among Genesis Health Ventures, Inc., a Pennsylvania corporation, V Acquisition Corporation, a Delaware corporation and Vitalink Pharmacy Services, Inc., a Delaware corporation (incorporated by reference to Exhibit A to the Schedule 13D, filed by Genesis Health Ventures, Inc. on May 6, 1998, with respect to Vitalink Pharmacy Services, Inc.)



                               Page 5 of 11 Pages

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 26, 1999            HCR MANOR CARE, INC.



                                   By:      /s/ R. Jeffrey Bixler
                                      -----------------------------------------
                                   Name:    R. Jeffrey Bixler
                                   Title:   Vice President and General Counsel



                                   MANOR CARE, INC.


                                   By:      /s/ R. Jeffrey Bixler
                                      -----------------------------------------
                                   Name:    R. Jeffrey Bixler
                                   Title:   Vice President



                               Page 6 of 11 Pages

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              HCR MANOR CARE, INC.


                  The name, business address and title with HCR Manor Care, Inc. and present principal occupation or employment, of each of the directors and executive officers of HCR Manor Care, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, P. O. Box 10086, Toledo, Ohio 43699-0086. Each person listed below is a citizen of the United States.

                                    Directors
                                                 Present Principal Occupation
Name                                             Including Name of Employer

Stewart Bainum                                   Chairman of the Board,
                                                 Realty Investment Company, Inc.

Stewart Bainum, Jr.                              Chairman of the Board,
                                                 HCR Manor Care, Inc.

Joseph H. Lemieux                                Chief Executive Officer of
                                                 Owens-Illinois, Inc.

William H. Longfield                             Chairman and Chief Executive Officer,
                                                 C.R. Board, Inc.

Frederic V. Malek                                Chairman, Thayer Capital Partners

Paul A. Ormond                                   President and Chief Executive Officer,
                                                 HCR Manor Care, Inc.

Robert G. Siefers                                Vice Chairman and Chief Financial Officer,
                                                 National City Corporation

M. Keith Weikel                                  Senior Executive Vice President and
                                                 Chief Operating Officer,
                                                 HCR Manor Care, Inc.

Gail R. Wilensky, Ph.D.                          Senior Fellow at Project Hope

Thomas L. Young                                  Executive Vice President-Administration and
                                                 General Counsel,
                                                 Owens-Illinois, Inc.


                               Executive Officers

Name                                             Title

Paul A. Ormond                                   President and Chief Executive Officer

M. Keith Weikel                                  Senior Executive Vice President and
                                                 Chief Operating Officer

Geoffrey G. Meyers                               Executive Vice President and
                                                 Chief Financial Officer

R. Jeffrey Bixler                                Vice President and General Counsel

Nancy A. Edwards                                 Vice President

Jeffrey W. Ferguson                              Vice President

                               Page 7 of 11 Pages

Name                                             Title

Larry R. Godla                                   Vice President

Jeffrey A. Grillo                                Vice President

Spencer C. Moler                                 Vice President and Controller

Richard W. Parades                               Vice President

F. Joseph Schmitt                                Vice President

Paul G. Sieben                                   Vice President



                               Page 8 of 11 Pages

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                MANOR CARE, INC.


                  The name, business address and title with Manor Care, Inc. and present principal occupation or employment, of each of the directors and executive officers of Manor Care, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, P. O. Box 10086, Toledo, Ohio 43699-0086. Each person listed below is a citizen of the United States.


                                       Directors
                                                   Present Principal Occupation
Name                                               Including Name of Employer

Geoffrey G. Meyers                                 Executive Vice President
                                                   and Chief Financial Officer
                                                   HCR Manor Care, Inc.

Paul A. Ormond                                     President and Chief Executive Officer
                                                   HCR Manor Care, Inc.

M. Keith Weikel                                    Senior Executive Vice President and
                                                   Chief Operating Officer
                                                   HCR Manor Care, Inc.


                                   Executive Officers

Name                                               Title

Paul A. Ormond                                     President and Chief Executive Officer

M. Keith Weikel                                    Senior Executive Vice President and
                                                   Chief Operating Officer

Geoffrey G. Meyers                                 Executive Vice President and
                                                   Chief Financial Officer

R. Jeffrey Bixler                                  Vice President and General Counsel

Nancy A. Edwards                                   Vice President

Jeffrey W. Ferguson                                Vice President

Larry R. Godla                                     Vice President

Jeffrey A. Grillo                                  Vice President

`pencer C. Moler                                   Vice President and Controller

Richard W. Parades                                 Vice President

F. Joseph Schmitt                                  Vice President

Paul G. Sieben                                     Vice President


                               Page 9 of 11 Pages

Exhibit           Description

1. Joint Filing Agreement dated March 26, 1999, by and between HCR Manor Care, Inc. and Manor Care, Inc.

2. Agreement and Plan of Merger, dated as of April 26, 1998 by and among Genesis Health Ventures, Inc., a Pennsylvania corporation, V. Acquisition Corporation, a Delaware corporation and Vitalink Pharmacy Services, Inc., a Delaware corporation (incorporated by reference to Exhibit A to the Schedule 13D, filed by Genesis Health Ventures, Inc. on May 6, 1998, with respect to Vitalink Pharmacy Services, Inc.)




                              Page 10 of 11 Pages